As filed with the Securities and Exchange Commission on July 1, 2025

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

BlackRock MuniVest Fund, Inc.

(Name of Subject Company (Issuer))

BlackRock MuniVest Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.10 per share

(Title of Class of Securities)

09253R105

(CUSIP Number of Class of Securities)

John M. Perlowski

BlackRock MuniVest Fund, Inc.

50 Hudson Yards

New York, New York 10001

(800) 882-0052

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

Copies to:

Margery K. Neale, Esq.	Janey Ahn, Esq.
Willkie Farr & Gallagher LLP	BlackRock Advisors, LLC
787 Seventh Avenue	50 Hudson Yards
New York, New York 10019	New York, New York 10001

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Contact:

1-800-882-0052

BlackRock MuniVest Fund, Inc. (MVF) Announces Tender Offer in Conjunction with

Results of the Quarterly Measurement Period of its Discount Management Program

New York, July 1, 2025 – BlackRock MuniVest Fund, Inc. (MVF) announced today the results of the Quarterly Measurement Period (as defined below) under its previously announced discount management program (the “Program”). MVF (the “Fund”) also announced the dates of its tender offer as a result of the occurrence of a Trigger Event (as defined below) at the end of the Quarterly Measurement Period with respect to the Fund. The Program is part of the Fund’s ongoing effort to manage its discount, enhance long-term shareholder value and provide liquidity to the market for its common shareholders. There can be no assurances as to the effect that the Program will have on the market for the Fund’s shares or the discount at which the Fund’s shares may trade relative to its NAV.

As previously announced, under the Program, the Fund intends to offer to repurchase a portion of its outstanding common shares based on 3-month measurement periods (each a “Measurement Period”) if the Fund’s common shares trade at an average daily discount to net asset value (“NAV”) of greater than 7.50% during a Measurement Period (a “Trigger Event”). The Fund’s Measurement Period commenced on April 1, 2025 and ended on June 30, 2025 (the “Quarterly Measurement Period”). The average daily discount to NAV for the Fund during the Quarterly Measurement Period is summarized below.

Press Release: BlackRock MuniVest Fund, Inc. (MVF) Announces Adoption of Discount Management Program.

Quarterly Measurement Period Discount Results for the Fund

Fund Name	Ticker	Average Daily Discount for the Measurement Period ended June 30, 2025
BlackRock MuniVest Fund, Inc.	MVF	-7.60%

The Fund’s Boards of Directors (the “Board”) determined that if a Trigger Event occurred during the Quarterly Measurement Period, the Fund would offer to repurchase a portion of its outstanding common shares by conducting a tender offer for 2.5% of its outstanding common shares at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the New York Stock Exchange (“NYSE”) on the next day the NAV is calculated after the expiration date of the tender offer or, if the offer is extended, on the next day the NAV is calculated after the day to which the offer is extended. As a result of the occurrence of a Trigger Event during the Quarterly Measurement Period with respect to the Fund, the Board has authorized the Fund’s tender offer with the anticipated commencement and expiration dates outlined below.

Event	MVF
Tender Offer Commencement Date	Tuesday, July 15, 2025
Tender Offer Expiration Date and Time	Friday, August 15, 2025 at 5:00 p.m. Eastern Time, unless otherwise extended

If more than 2.5% of the Fund’s outstanding common shares are tendered, the Fund will purchase its shares from tendering shareholders on a pro rata basis at a price equal to 98% of the Fund’s NAV per share as determined as of the close of the regular trading session of the NYSE on the next day the NAV is calculated after the expiration date of the tender offer (or, if the offer is extended, on the next day the NAV is calculated after the day to which the offer is extended). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s common shares tendered in the tender offer. Payments for shares tendered and accepted are expected to be made approximately five business days after the expiration date.

The terms and conditions of the Fund’s tender offer will be set forth in an Offer to Purchase, a related Letter of Transmittal, and related documents, which will be distributed to the Fund’s common shareholders. As soon as its tender offer commences, the Fund will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), which will include an Offer to Purchase and related Letter of Transmittal.

IMPORTANT NOTICE

This press release is for informational purposes only and is not a recommendation, an offer to purchase or a solicitation of an offer to sell any securities of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Any offer to purchase Fund common shares will be made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY ARE FILED AND BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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